SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Photogen Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71932A-30-9

(CUSIP Number)

Robert J. Weinstein, M.D.

500 Lake Cook Road, Suite 130, Deerfield, Illinois 60615 (847/267-0043)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert J. Weinstein, M.D. and Lois Weinstein (joint tenants)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 112,500(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 112,500(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](A)

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) IN

(A)  Reporting Persons disclaim beneficial ownership of shares owned by persons other than themselves who are parties to an Amended and Restated Voting Agreement.  See description of Amended and Restated Voting Agreement in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert & Lois Weinstein Family Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,500(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 19,500(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,500(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](A)

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

(A)  Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement.  See description of Amended and Restated Voting Agreement in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W.F. Investments Enterprises, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 350,043(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 340,043(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,043(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](A)

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

(A)  Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement.  See description of Amended and Restated Voting Agreement in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert and Lois Weinstein Joint Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 356,813(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 356,813(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,813(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](A)

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) OO

(A)  Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement.  See description of Amended and Restated Voting Agreement in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert J. Weinstein, M.D. (as co-manager of STRO, LLC which was the former manager of Tannebaum, LLC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0(A)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](A)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

(A)  Reporting person is co-manager of STRO, LLC.  On March 31, 2003, STRO, LLC withdrew as manager of Tannebaum, LLC and was replaced by Tannebaum Ventures LLC.  Under the rules of the Securities Exchange Commission (“SEC”), the Reporting Person is no longer deemed to own the 3,344,045 shares held by Tannebaum, LLC; provided, however, that the Reporting Person may be deemed to own an aggregate of 11,881,451 shares covered by a voting, drag-along and right of first refusal agreement dated as of November 12, 2002 where the parties agreed to maintain Photogen’s Board at seven members and to vote to elect certain persons to the Board.  The Reporting Person disclaims beneficial ownership of such shares for all other purposes.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock (“Common Stock”) of Photogen Technologies, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, Pennsylvania 18938.

Item 2.	Identity and Background

Set forth below is the following information with respect to the person filing this Schedule 13D:  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

I.
a)	Robert J. Weinstein and Lois Weinstein (joint tenants)
b)	500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Director, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	United States

II.
a)	Robert and Lois Weinstein Family Foundation, Inc. (Robert Weinstein, President)
b)	c/o Robert J. Weinstein, M.D., 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Not-for-profit corporation formed for investment purposes, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	Illinois

III.
a)	W.F. Investments Enterprises, Limited Partnership (Robert J. Weinstein, General Partner)
b)	c/o Robert J. Weinstein, M.D., 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Investment partnership, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	Illinois

IV.
a)	Robert and Lois Weinstein Joint Revocable Trust (Robert and Lois Weinstein, Trustees)
b)	c/o Dr. Robert Weinstein, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Revocable Trust, c/o Dr. Robert Weinstein, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	United States

V.
a)	Robert J. Weinstein (as co-manager of STRO, LLC which was the sole manager of Tannebaum, LLC)
b)	500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Co-Manager, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	United States

(1)  During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Weinstein and his wife acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split).  The purchase price was $.0231528 per share, which Dr. Weinstein and his wife paid with their personal funds.

On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Dr. and Mrs. Weinstein in a private transaction.  The purchase price was $.28568 per share, which Dr. Weinstein and his wife paid with their personal funds.  (These purchases were part of a stockholder restructuring in which Dr. Weinstein and his wife transferred 2,714,288 shares to the Issuer’s treasury for cancellation.)  Subsequently, Dr. Weinstein and his wife conveyed 1,400,170 shares of Common Stock of the Issuer to the W.F. Investments Enterprises Limited Partnership, a family partnership and 100,000 shares of Common Stock of the Issuer to the Robert and Lois Weinstein Family Foundation, Inc., a not-for-profit corporation, both of which are jointly controlled by Dr. and Mrs. Weinstein.  Dr. and Mrs. Weinstein retain beneficial of all the shares held by the family foundation and the limited partnership.  In June 1997, the reporting persons gifted a total of 45,000 shares of Issuer’s Common Stock to various third parties.

The reporting persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift or sale.  In August 1999, Dr. and Mrs. Weinstein conveyed 1,505,251 shares of Issuer’s Common Stock to the Robert and Lois Weinstein Joint Revocable Trust, a revocable trust, which is jointly controlled by Dr. and Mrs. Weinstein.  In August 2000, the reporting persons gifted 6,000 shares of Issuer’s Common Stock to various third parties.  In December 2001, the Robert & Lois Weinstein Family Foundation, Inc. gifted 22,000 shares of Issuer’s Common Stock to a third party.

On November 12, 2002, Tannebaum, LLC received shares of Issuer’s Common Stock in a private placement. The purchase price for such shares was $1.08 per share (post-reverse split).
On March 15, 2003, Dr. Weinstein disposed by gift of an aggregate of 18,000 shares of the Issuer’s Common Stock to various third parties.
The purpose of Amendment No. 1 was to report the beneficial interest of Dr. Weinstein in Tannebaum, LLC.
The purpose of Amendment No. 2 was to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures LLC.
The purpose of Amendment No. 3 was to report the acquisition by Tannebaum, LLC of 2,314,815 shares of Common Stock of the Issuer at $1.08 per share (post-reverse split).

The purpose of this Amendment No. 4 is to report that Dr. Weinstein is no longer the beneficial owner of shares held by Tannebaum, LLC.  Dr. Weinstein also disposed by gift of an aggregate of 18,000 shares of Common Stock to various third parties since his prior report on Schedule 13D.

Item 4.	Purpose of Transaction

The reporting persons previously filed Schedule 13Ds on February 25, 1998, May 12, 1998, July 27, 1998 and December 30, 1998 as members of a “group” pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-3.  The members of the group are now filing individually pursuant to Rule 13(d)-1(k)(1)(i).

All shares of Common Stock of Issuer received by Tannebaum, LLC were acquired for its own account for investment purposes, but the reporting person reserves the right to dispose of the shares in compliance with applicable law.

The shares of Common Stock beneficially owned by the reporting persons are subject to an Amended and Restated Voting Agreement (which was attached as an Exhibit to Amendment No. 2 to Schedule 13D dated July 27, 1998) and further amended by Amendment No. 1 to Amended and Restated Voting Agreement on September 30, 1999 which is attached hereto as Exhibit No. 2 (the “Amended Agreement”).  The Amended Agreement was entered into among Eric Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., and John Smolik (the “Tennessee Stockholders”) and Robert Weinstein, M.D. (the “Chicago Stockholder”).  The Amended Agreement generally provides that the Tennessee Stockholders and Chicago Stockholder will vote shares of Common Stock beneficially owned by them (i) in accordance with the unanimous recommendation of the Board of Directors and with respect to any amendments to the Articles of Incorporation or Bylaws, (ii) to fix the number of directors at seven, (iii) to elect to the Board of Directors five persons nominated by holders of 80% of the shares of the Tennessee Stockholders and two persons nominated by holders of 80% of the shares of the Chicago Stockholder (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board’s Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholder.  Accordingly, the parties to the Amended and Restated Voting Agreement may be deemed to share voting power with respect to their shares.  The reporting persons disclaims beneficial ownership of all shares owned by Mr. Smolik, Drs. Dees, Fisher, Scott and Wachter.

On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures LLC to purchase all of Tannebaum, LLC’s shares of the Issuer.

On November 12, 2002, the Issuer split off its photodynamic therapy and laser device business to five founding shareholders in exchange for all their Common Stock, which represented 52.9% of the Issuer's outstanding shares.

On March 15, 2003, Dr. Weinstein disposed by gift of an aggregate of 18,000 shares of the Issuer’s Common Stock to various third parties.

The financing agreements included a voting, drag-along and right of first refusal agreement pursuant to which (among other things) the reporting persons agreed to maintain the Issuer’s Board of Directors at seven members and to vote to elect certain persons to the Board.

On March 31, 2003, STRO, LLC withdrew as manager of Tannebaum, LLC and was replaced by Tannebaum Ventures LLC.  Under the rules of the SEC, the Reporting Person is no longer deemed to own the 3,344,045 shares held by Tannebaum, LLC, provided, however, that the Reporting Person may be deemed to own an aggregate of 11,881,451 shares covered by a voting, drag-along and right of first refusal agreement dated as of November 12, 2002 where the parties agreed to maintain Photogen’s Board at seven members and to vote to elect certain persons to the Board.  The Reporting Person disclaims beneficial ownership of such shares for all other purposes.

Except as described above, no reporting person has any current plans or proposals that relate to or would result in:
a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer’s business or corporate structure;
g. Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.                                      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
j. Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Name of Item or Person	Common Stock Beneficially Owned(5)		% of Class (1)	Voting Power
Robert J. Weinstein, M.D. and Lois Weinstein (joint tenants)	112,500	(2)	0.7%	Sole (3)
Robert and Lois Weinstein Family Foundation, Inc.	19,500	(2)	0.1%	Sole (3)
W.F. Investments Enterprises, Limited Partnership	350,043	(2)	2.0%	Sole (3)
Robert and Lois Weinstein Joint Revocable Trust	356,813	(2)	2.1%	Sole (3)
Robert J. Weinstein, M.D. (as co-manager of STRO, LLC)	0	(4)	0%	Shared (4)

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 17,114,868 shares of Common Stock of the Issuer outstanding as of March 31, 2003.
(2) Excludes shares of Common Stock owned by other persons that are subject to the Amended and Restated Voting Agreement described in Item 4, above.
(3) Common Stock owned by the reporting person is subject to the Amended and Restated Voting Agreement described in Item 4, above.
(4) Excludes shares of Common Stock owned by other persons that are subject to the voting agreement related to the financing transaction described in Item 4, above.
(5) All share totals in this table are after a one for four reverse split of Issuer’s Common Stock which was consummated simultaneously with the financing transaction described in Item 4, above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Amended and Restated Voting Agreement, the split off transaction, the financing transaction and related voting, drag-along and right of first refusal agreement, and the call agreement with the reporting person are described in Item 4, above.  There are no other contracts, arrangements or understandings among any Item 2 person made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The following exhibits are filed with this Schedule 13D:

1.                                       Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum, LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the Issuer’s DEFM 14A filing dated September 12, 2002).

2.                                       Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures LLC (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D/A filing dated January 7, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2003
Date
/s/ Robert J. Weinstein, M.D/
Signature

Robert J. Weinstein, M.D., on his own behalf, as General Partner of the W.F. Investment Enterprises Limited Partnership, as Director of the Robert and Lois Weinstein Family Foundation, Inc., as Trustee of the Robert and Lois Weinstein Joint Revocable Trust, and as Co-Manager of STRO, LLC (the former manager of Tannebaum, LLC)

Name/Title

/s/ Lois Weinstein
Signature
Lois Weinstein on her own behalf and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust
Name/Title